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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


(X)   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
      ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000


                                       OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

          FOR THE TRANSITION PERIOD FROM __________ TO _______________


                         COMMISSION FILE NUMBER 1-14472


               CORNELL COMPANIES, INC. 401(k) PROFIT SHARING PLAN


                             CORNELL COMPANIES, INC.
             -------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


             DELAWARE                                   76-0433642
  -----------------------------------              ------------------------
     (STATE OR OTHER JURISDICTION                     (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)                  IDENTIFICATION NO.)


  1700 WEST LOOP SOUTH, SUITE 1500, HOUSTON, TEXAS           77027
  ------------------------------------------------      -----------------
    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)               (ZIP CODE)


REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE:        (713) 623-0790


================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
the Cornell Companies, Inc. 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Cornell Companies, Inc. 401(k) Profit Sharing Plan, formerly named the Cornell Corrections, Inc. 401(k) Profit Sharing Plan, (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP




Houston, Texas
June 25, 2001

                             CORNELL COMPANIES, INC.

                           401(k) PROFIT SHARING PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2000 AND 1999

                                                     2000               1999
                                                 ------------      ------------
ASSETS:

Investments (at fair value):
   Mutual Funds ............................     $  9,764,948      $  9,077,127
   Cornell Companies, Inc. Common Stock ....          750,780           568,076
   Participant Loans .......................          382,189           289,868
                                                 ------------      ------------
     Total Investments .....................       10,897,917         9,935,071

Cash, Non-Interest Bearing .................             --                 724

Receivables:
   Employer Contributions ..................             --              86,271
   Employee Contributions ..................             --             162,535
   Accrued Income ..........................            3,990             3,110
   Other ...................................              149             5,310
                                                 ------------      ------------
     Total Receivables .....................            4,139           257,226

LIABILITIES:
   Excess Contribution Payable .............          (91,447)          (86,184)
   Expenses Payable ........................          (28,190)          (28,505)
   Other ...................................          (22,028)           (1,599)
                                                 ------------      ------------
     Total Liabilities .....................         (141,665)         (116,288)

NET ASSETS AVAILABLE FOR BENEFITS ..........     $ 10,760,391      $ 10,076,733
                                                 ============      ============


   The accompanying notes are an integral part of these financial statements.

                             CORNELL COMPANIES, INC.

                           401(k) PROFIT SHARING PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                          2000           1999
                                                     ------------    ------------
ADDITIONS:
   Net (depreciation)/appreciation from Mutual
     Funds .......................................   $ (1,227,960)   $  1,419,825
   Net Depreciation of Common Stock ..............      (294,976)       (605,035)
   Interest ......................................         44,576          51,653
   Dividends .....................................        347,704         108,222
   Employee Contributions ........................      2,334,924       1,820,626
   Employer Contributions ........................        903,616         765,661
   Employee Rollover Contributions ...............        110,781       1,468,542
                                                     ------------    ------------
     Total Additions .............................      2,218,665       5,029,494

DEDUCTIONS:
   Employee Benefit Payments and Withdrawals .....     (1,363,394)       (884,506)
   Excess Contributions ..........................        (91,447)       (111,777)
   Plan Expenses .................................        (80,166)       (100,963)
                                                     ------------    ------------
     Total Deductions ............................     (1,535,007)     (1,097,246)

INCREASE IN NET ASSETS
   AVAILABLE FOR BENEFITS ........................        683,658       3,932,248

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR ...................     10,076,733       6,144,485
                                                     ------------    ------------

NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR .........................   $ 10,760,391    $ 10,076,733
                                                     ============    ============

   The accompanying notes are an integral part of these financial statements.

                             CORNELL COMPANIES, INC.

                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999


1. DESCRIPTION OF THE PLAN

GENERAL

The Cornell Companies, Inc. 401(k) Profit Sharing Plan, formerly named the Cornell Corrections, Inc. 401(k) Profit Sharing Plan, (the Plan) was established on January 1, 1993, and is a trustee defined contribution plan in which generally all employees of Cornell Companies, Inc. (formerly Cornell Corrections, Inc.) and its subsidiaries (the Company), are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

PLAN ADMINISTRATION AND TRUSTEE

The Company is the Plan's administrator. The Board of Directors of the Company appoints an individual to be responsible for the administration of the Plan. The Company has appointed Comerica Bank as the Plan's asset custodian and recordkeeper to hold and control the assets of the Plan in accordance with the terms of the Plan. The Company is the trustee of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

Effective September 1, 2000 all employees except leased employees are eligible to participate in the Plan with no service requirements and can enroll in the Plan immediately. Prior to September 1, 2000, all employees except leased employees who had completed one year of service were eligible to participate in the Plan and could enroll in the Plan quarterly.

Effective September 1, 2000 employees may elect to contribute from 1 percent to 20 percent (and prior to September 1, 2000 from 1 percent to 15 percent) of their compensation, as defined, up to the maximum allowed under Internal Revenue Service (IRS) guidelines. The Company makes matching contributions equal to 50 percent up to 6 percent of the participants' elective deferrals for the Plan year.

PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS

Each participating employee's share of the net assets of the Plan is segregated in an individual account. Participants exercise control over the types of investments made on their behalf, provided that such investments shall be invested only in investment funds designated by the Plan sponsor. Each participant may elect to invest his/her contribution and the Company's contributions made on the participant's behalf in any one or more of the investment funds. Participants can direct the investment of their individual accounts among seven mutual funds and Cornell Companies, Inc. common stock.

Investment income or loss is allocated monthly to a participant's account in the same ratio as the participant's investment in each fund bears to the total of all participants' investments in each fund.

VESTING

All participant contributions are 100 percent vested and nonforfeitable at all times. Participants become vested in the Company's contributions to the Plan as follows:

                              HIRED BEFORE 9/1/00   HIRED AFTER 8/31/00
           YEARS OF SERVICE     VESTED PERCENT        VESTED PERCENT
          ------------------  --------------------  --------------------

                   1                  0%                    0%
                   2                  20%                   0%
                   3                 100%                  100%


LOANS

A participant may borrow from the Plan up to the lesser of $50,000 or 50 percent of the participant's vested account balance with a minimum loan requirement of $1,000. The loans are secured by the participant's vested account balance. Interest is charged at the current commercial lending rate and is credited to the participant's account. The participant is entitled to no more than one loan concurrently.

PAYMENT OF BENEFITS

Benefits are payable to a participant upon separation from service, total and permanent disability, retirement or death in accordance with the aforementioned vesting schedule. In addition, hardship distributions are permitted if certain Plan provisions are met. Distributions are made in the form of lump-sum payments. No other optional form of payment is available.

Effective September 1, 2000, an early retirement option was added to the Plan. Upon completion of five years of service and attained age 55, a participant may elect to retire from the Company and begin receiving benefits.

Also, a participant who has attained the normal retirement age and who has not separated from service may receive a distribution of his or her vested account balance.

FORFEITURES

Forfeitures of any Company contributions are to be used either to reduce the Company's contributions to the Plan or to pay the expenses of the Plan. As of December 31, 2000 and 1999, $17,176 and $13,048 of forfeitures are included in net assets available for benefits, respectively. In 2000 and 1999, $119,064 and $72,458, respectively, of forfeitures were utilized by the Company to pay the expenses of the Plan and reduce Company contributions.

PLAN TERMINATION

The Company currently intends to continue the Plan for the benefit of its employees but reserves the right to discontinue contributions and/or terminate the Plan, subject to the provisions of ERISA. In the event of a complete termination of the Plan, the affected participants shall be fully vested in all amounts allocated to their accounts, and such amounts shall be nonforfeitable.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING


The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid. Certain reclassifications have been made to amounts reported in previous years to conform to the current year's presentation.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

VALUATION OF INVESTMENTS

Investments in mutual funds are stated at fair value based on published market prices. The Company common stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value. Purchases and sales are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in fair value of investments are shown as net appreciation/(depreciation) in the statements of changes in net assets available for benefits.

EXPENSES

Administrative and other expenses of the Plan are to be paid by the Company or with forfeitures of the Plan.

3. RISKS AND UNCERTAINTIES

The Plan provides for investment in mutual funds and Company common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

4. INVESTMENTS

Individual investments which exceed 5 percent of net assets available for benefits at December 31, 2000 and 1999 are as follows:


                                                        2000         1999
                                                     ----------   ----------

AIM Balanced Fund (Class A) .......................  $1,302,217   $1,170,739
Franklin Balance Sheet Investment Fund ............   1,224,719      868,879
Janus Worldwide Fund ..............................   1,701,061    1,566,618
Munder Index 500 Fund (K-Shares) ..................   1,794,726    1,664,584
Munder U.S. Treasury Money Market Fund (K-Shares) .     824,234      748,941
Putnam Investors Fund (Class A) ...................   2,479,862    2,745,297
Cornell Companies, Inc. Common Stock ..............     750,780      568,076


5. FEDERAL INCOME TAXES

The Plan obtained a favorable determination letter from the IRS on March 8, 1994. Effective June 1, 1998, the Plan adopted the Comerica Prototype Cash or Deferred Profit-Sharing Plan and Trust/Custodial Account (Prototype Plan) document. The Prototype Plan received a favorable determination letter on January 27, 1993. The Plan has since been amended; however, the Company believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

6. RECONCILIATION TO FORM 5500

Amounts allocated to withdrawing participants are included in net assets available for benefits and are not reflected as a liability in the financial statements. As of December 31, 2000 and 1999, the amounts allocated to withdrawing participants totaled $123,690 and $0, respectively. The following reconciles the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2000 and 1999:

                                                                            2000             1999
                                                                        ------------     ------------
Net assets available for benefits per the financial statements .....    $ 10,760,391     $ 10,076,733
Less - Amounts allocated to withdrawing participants ...............        (123,690)            --
                                                                        ------------     ------------
Net assets available for benefits per the Form 5500 ................    $ 10,636,701     $ 10,076,733
                                                                        ============     ============


The following table reconciles employee benefit payments and withdrawals per the financial statements to the Form 5500 as of December 31,:

                                                                             2000           1999
                                                                          ----------     ----------
Employee benefit payments and withdrawals per the financial
     statements ....................................................      $1,363,394     $  884,506
Add - Amounts allocated to withdrawing participants
     at December 31, 2000 and 1999 .................................         123,690           --
                                                                          ----------     ----------
Employee benefit payments and withdrawals per the Form 5500 ........      $1,487,084     $  884,506
                                                                          ==========     ==========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments and withdrawals that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

7. PARTY-IN-INTEREST TRANSACTIONS

Participants may invest in the common stock of the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

                                                                        SCHEDULE


                             CORNELL COMPANIES, INC.

                           401(k) PROFIT SHARING PLAN

                     SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2000


                                                                      NUMBER OF                        CURRENT
            IDENTITY OF ISSUE/DESCRIPTION OF ASSET                   SHARES/UNITS        COST           VALUE
          ---------------------------------------------------        ------------     ---------    --------------
AIM Balanced Fund (Class A)..........................................    43,277          (a)       $   1,302,217
Franklin Balance Sheet Investment Fund...............................    34,335          (a)           1,224,719
Janus Worldwide Fund.................................................    29,917          (a)           1,701,061
Munder Index 500 Fund (K-shares).....................................    65,097          (a)           1,794,726
Munder U.S. Government Income Fund (K-shares)........................    43,038          (a)             438,129
Munder U.S. Treasury Money Market Fund (K-shares)....................   824,234          (a)             824,234
Putnam Investors Fund (Class A)......................................   161,449          (a)           2,479,862
Cornell Companies, Inc. common stock*................................   139,680          (a)             750,780
Participant Loans* (interest rates ranging from 7.50% to 11.50%).....   382,189          (a)             382,189
                                                                                                   -------------
                                                                                                   $  10,897,917
                                                                                                   =============

*   Indicates party-in-interest.
(a) cost omitted for participant-directed investments.

                                   SIGNATURES


The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                                 CORNELL COMPANIES, INC.


Date: June 29, 2001                          By: /s/ PAT PERRIN
                                                 -------------------------------
                                                 Pat Perrin
                                                 Vice President, Chief
                                                 Administrative Officer
                                                 and Plan Coordinator
                                                 for Cornell Companies, Inc.

                                INDEX TO EXHIBIT

   EXHIBIT
   NUMBER
  ----------

    23.1        Consent of Independent Public Accountants